Exhibit 99.1

Vermilion Energy Trust Announces Special Meeting Date and Filing of Information Circular and Proxy Statement with Respect to Its Conversion to a Corporation

CALGARY, Alberta--(BUSINESS WIRE)--August 5, 2010--Vermilion Energy Trust (the “Trust”) (TSX – VET.UN) wishes to inform Unitholders and Exchangeable Shareholders that it has filed with Sedar copies of its Information Circular and Proxy Statement with respect to a Plan of Arrangement to effect its conversion to a dividend paying corporation.

Copies of Vermilion’s Information Circular and Proxy Statement have been mailed to Unitholders and Exchangeable Shareholders. Electronic copies of this document may be also be obtained at http://www.sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00018945 or on Vermilion’s website at http://www.vermilionenergy.com/ir/financialreports/financialreportscurrent.cfm

A special meeting of the holders of trust units ("Unitholders") of the Trust, the holders of Series A exchangeable shares ("Exchangeable Shareholders") of Vermilion Resources Ltd. and holders of trust unit incentive plan awards ("TAP Award Holders") of the Trust will be held, pursuant to an Interim Order of the Court of Queen's Bench of Alberta, on Tuesday, August 31, 2010 at 10:00 a.m. (Calgary time) in the Cardium Room, Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta. The purpose of the special meeting is to consider and vote upon the proposed conversion of the Trust from a trust structure to a corporate structure pursuant to a plan of arrangement and certain related transactions and to approve a new Vermilion incentive plan and a shareholder rights plan of Vermilion Energy Inc.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland which is currently projected to occur towards the end of 2012. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN and over-the-counter in the U.S. under the symbol VETMF.

CONTACT:
Vermilion Energy Trust
Paul Beique, 403-269-4884
Vice President Capital Markets
Fax: 403-264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com